

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

June 15, 2012

By Facsimile to: 1 312 706 8180

Philip J. Niehoff, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

> Re: Reaves Utility Income Fund (the "Fund")
> File Nos. 811-21432, 333-181494

Dear Mr. Niehoff:

We have reviewed the registration statement on Form N-2 filed May 17, 2012 with the Commission on behalf of the Fund with respect to an offering of transferable subscription rights for new common shares of the Fund. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

Cover Page

1. In the first paragraph, it states that "[f]or every three Rights received, a Record Date Shareholder may buy one new common share of the Fund...." Please note specifically how the rights will be allocated (i.e., how many rights will each shareholder receive for each outstanding share owned by them on the record date).

   Please also revise that sentence by adding a period after "Fund", deleting the remainder of the sentence beginning with "plus" and inserting "Record Date Shareholders who fully exercise their rights may also, in certain circumstances, buy additional common shares pursuant to an over-subscription privilege."

2. On page 2, it states in bold that:

   > Shareholders who do not exercise their rights may, at the completion of the offer, own a smaller proportional interest in the Fund than if they exercised their rights. As a result of the offer, [shareholders] may experience dilution or accretion of the aggregate net asset value of [their] common shares depending upon whether the fund's net asset value per common share is above or below the subscription price

> on the expiration date. The fund cannot state precisely the extent of any dilution or accretion at this time because the fund does not know what the subscription price or net asset value per common share will be when the offer expires or what proportion of the rights will be exercised.

With respect to this statement, please:

a) Generally, revise the language to present these risks in a clear and understandable manner. The statement as written is difficult to understand and the implications of the rights offering for both participating and non-participating shareholders are not clear.

b) Disclose clearly that: (i) since the subscription price per share will be less than the net asset value per share, the rights offering will result in an immediate decrease in the net asset value per share for <u>all</u> shareholders, whether or not they exercise all or any portion of their rights, and (ii) the dilutive effect will disproportionately affect non-participating shareholders.

c) Disclose that the Rights Offering could result in shareholders having a smaller proportional interest in the Fund that will decrease the voting power of those shareholders.

3. On page 3, in the first paragraph, it states that Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those common shares referred to as "primary over-subscription shares… ." Please disclose that if shareholders do not participate in the over-subscription privilege, the percentage ownership for those shareholders may also be diluted. This concern is also applicable to the "secondary over-subscription shares" discussed in the following paragraph and should be disclosed.

Prospectus Summary

4. On page 6, in *Important Terms of the Offer*, in the paragraph discussing the Subscription Price, please note that shares of the Fund, as a closed-end fund, can trade at a discount to NAV. Note that upon exercise of the Rights Offering, Fund shares will be issued at a price below NAV per share.

5. On page 7, in *Sale of Rights*, it states that "Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale". Please describe briefly how shareholders desiring to sell their rights may do so through these methods or provide a cross-reference to "Methods of Transferring Rights" on page 29. Please also mention in this section that selling shareholders are responsible for all brokerage commissions incurred by the Subscription Agent as well as all other fees and expenses associated with a transfer of Rights.

6. On page 9, in *Investment Objective and Policies*, in the second paragraph there is a reference to "certain derivative instruments". Please disclose here the specific derivatives the Fund invests in as principal investments and how the Fund intends to use them (e.g., in *Risk Factors*, on page 17, it states that the Fund may acquire put and call options, options on stock indices, stock index futures contracts, interest rate futures, swaps and options). *See* Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Securities and Exchange Commission, July 30, 2010, available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

7. On page 10, in *Investment Objective and Policies*, it states that the Fund may invest in "preferred stocks and bonds of below investment grade quality." Please disclose that these are known as "junk bonds."

8. Also on page 10, in the following paragraph, it states that "[t]he Fund generally invests approximately 90% of its total assets in common stocks and the remaining 10% in preferred stocks." However, a number of other investments are noted in this section (debt securities, money market instruments, derivatives). Although the adviser "retains broad discretion to alter the Fund's investments," this section should describe the Fund's principal investments. If an investment is not principal (as it appears that 100% of the Fund is generally devoted to common and preferred stocks), please remove its reference here and discuss it later in the Prospectus. If investments other than common and preferred stocks are principal, please correct the inconsistency regarding the percentages of the Fund's investments.

9. On page 12, in *Use of Leverage*, it states that the fees received by [the adviser] are based on the total assets of the Fund, including assets represented by leverage. As this presents a conflict of interest for the adviser, please describe how the Fund's use of leverage is determined and the role of the Board, and the independent directors, in determining or overseeing such usage. Please also disclose that the Fund may increase its use of leverage following the completion of the Rights Offering, as noted on page 44.

10. On page 13, in *Risk Factors*, in "Dilution", please disclose the concerns noted in comments #2 and #3 above.

11. Also in *Risk Factors*, please disclose any other risks that may be associated with the Rights Offering. For example, does the Fund anticipate the possibility of increased volatility of its share price in connection with the Offering as more shares may be sold? What if the Offer is under-subscribed? What if the Offer is not successful in achieving its stated purpose?

12. On page 17, in "Derivatives Risk," please disclose the risks associated with each type of derivative that is a principal investment of the Fund. If a certain type of derivative is not a principal investment of the Fund, do not disclose its risk here (but rather consider including it in *Risk Factors*, *Derivatives Risk* on page 55 of the Prospectus).

13. On page 18, in risks associated with "Market Price of Common Shares," please note any impact of the Offer in this regard. For example, please disclose that the Fund shares, currently trading at a premium to NAV, will now be sold through the Offer at a price below their NAV.

14. In *Risk Factors*, in general, there are a number of risks mentioned associated with investments that are not included in the *Investment Objective and Policy* section, or (as mentioned in comment #8) it is unclear whether certain investments are principal investments of the Fund. These risks include those associated with foreign government securities, non-investment grade securities, derivatives, debt securities and investments in other investment companies. If these investments are principal, please state so in the *Investment Objective and Policy* section. If not, please discuss the risks associated with them later in the prospectus, not in the Summary.

15. On page 22, in *Summary of Fund Expenses, Example*, it states that an assumption of the calculations of expenses set forth in the table is that "the Fund's net assets following the Offer do not increase or decrease." This suggests that the proceeds of the Offer are not included in the calculation. Please revise this disclosure, and the calculations in the table if necessary, to reflect any additional assets that are expected to result from the Offer.

Investment Objective and Policies

16. On page 35, in *Investment Objective and Policies*, in the first paragraph, please state whether the Fund's objective can be changed without a shareholder vote.

Statement of Additional Information

17. On page B-11, under *Foreign Securities*, it states that "[t]he Fund may invest in foreign securities *from time to time* [emphasis added]." However, foreign securities are included as a principal investment of the Fund in the Prospectus Summary. Please correct this inconsistency.

18. On page B-13, in accordance with Item 17.2.e of Form N-2, please describe the Fund's fundamental policy with respect to its concentration of investments in a particular industry or groups of industries. In that regard, note that, as stated on page 17, "[t]he Fund's investments will be concentrated in the Utility Industry."

19. On page B-14, in *Trustees and Officers*, at the end of the heading of the fourth column of the table, "Other Directorships Held by Trustee," please add in "during the past five years."

Financial Statement Comments

1. Please update the annual report link on the home page of the Fund's website to include the 10/31/11 report. The current link is to the 10/31/10 annual report:

> *An investor should consider investment objectives, risks, charges and expenses carefully before investing. To obtain a [prospectus], [annual report] or [semi-annual report] which contains this and other information visit www.utilityincomefund.com or call 1-800-644-5571. Read them carefully before investing.*

2. Pledged securities under the borrowing arrangements should be identified on the schedule of investments. See Article 4-08 of Regulation S-X.

3. The securities on loan should be identified with a footnote in the Schedule of Investments. See Article 4-08 of Regulation S-X, and Audits of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.31(May 1, 2011).

4. Please remove the expense ratios in the financial highlights that refer to managed assets, which include the assets of preferred shareholders. Common shareholders will never pay these amounts.

5. Please move the expense ratio that excludes the interest expense into a footnote to the financial highlights. Form N-2 requires one expense ratio that includes all expenses on the registrant's statement of operations.

6. In note 4 to the financial statements "Borrowings," the Fund has entered into a committed facility agreement with BNP Paribas Prime Brokerage, Inc. ("BNP").   This agreement allows the fund to borrow up to $240,000,000 and in turn allows BNP in its own name or another name other than the registrant to pledge, re-pledge, sell, lend or otherwise transfer or use the collateral. Are these securities that are lent to BNP considered a senior security under Section 18(a)(1) of the Investment Company Act of 1940 Act and thus subject to an asset coverage test of 300%?

$$* \quad * \quad * \quad * \quad * \quad * \quad * \quad *$$

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Philip J. Niehoff, Esq.
Page 6

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss, or, if your questions concern the Financial Statement Comments, please call Jeff Long at (202) 551-6983.

Sincerely,

Karen Rossotto
Senior Counsel